UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30344 / January 8, 2013

In the Matter of	:
	:
THE ADAMS EXPRESS COMPANY	:
PETROLEUM & RESOURCES CORPORATION	:
Seven Saint Paul St., Suite 1140	:
Baltimore, MD 21202	:
	:
(812-14064)	:
	:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE
19b-1 UNDER THE ACT

The Adams Express Company and Petroleum & Resources Corporation filed an
application on July 27, 2012, and an amendment to the application on November 20,
2012, requesting an order under section 6(c) of the Investment Company Act of 1940
("Act") granting an exemption from section 19(b) of the Act and rule 19b-1 under the
Act. The order permits certain registered closed-end management investment companies
to make periodic distributions of long-term capital gains with respect to their outstanding
common shares as frequently as monthly in any one taxable year, and as frequently as
distributions are specified by or in accordance with the terms of any outstanding
preferred shares that such investment companies may issue.

On December 13, 2012, a notice of filing of the application was issued (Investment
Company Act Release No. 30304). The notice gave interested persons an opportunity to
request a hearing and stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been filed, and the
Commission has not ordered a hearing.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 19(b) of the Act and rule 19b-1 under the Act requested by The Adams Express Company and Petroleum & Resources Corporation (File No. 812-14064) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary